UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Impact Shares Climate Risk Reinsurance Corporation

Address of Principal Business Office:

2189 Broken Bend

Frisco, Texas 75036

Telephone Number: 1-469-442-8424

Name and address of agent for service of process:

ETHAN POWELL

2189 Broken Bend

Frisco, Texas 75036

With Copies of Notices and Communications to:

STACY H. LOUIZOS

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this notification of registration to be duly signed on its behalf in the City of Dallas and the State of Texas, on the 21st day of October 2021.

Impact Shares Climate Risk Reinsurance Corporation

By:	/s/ Ethan Powell
Name:	Ethan Powell
Title:	President and Trustee

Attest:	/s/ Neal Scott
Name: Neal Scott
Title: President and Portfolio Manager